

L G B X

Olino Inc
Small Business Bond™

Bond Terms:

Bond Yield: 11.25%

Target Raise Amount: $124,000

Offering End Date: November 19, 2024

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Olino Inc

Founded: May 14, 2009

Address: 85 Liberty Ship Way Ste 109
Sausalito, CA 94965

Industry: Full-Service Restaurants

Employees: 35

Website: https://www.legaragesausalito.com/

Use of Funds Allocation:

If the maximum raise is met:

$116,560 (94.00%) – of the proceeds will go towards working capital- kitchen and bar renovations
$7,440 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 538 Followers

SMB^x



Business Metrics:

	FY22	FY23	YTD 9/30/2024
Total Assets	$234,768	$215,467	$180,092
Cash & Cash Equivalents	$153,388	$76,130	$44,656
Accounts Receivable	$0	$0	$0
Short-term Debt	$253,938	$216,899	$182,008
Long-term Debt	$0	$71,325	$58,224
Revenue	$2,607,029	$2,485,446	$1,969,157
Cost of Goods Sold	$831,136	$715,893	$545,463
Taxes	$0	$0	$0
Net Income	-$162,779	$1,793	$54,980

Recognition:

Olino Inc (DBA Le Garage) offers great food, an unbeatable view, ambiance, and "charming" French service that has been loved by their local community for the past 16 years.

About:

Olino Inc (DBA Le Garage) is an industrial-chic bistro in Sausalito, CA. Their diners enjoy a stunning waterfront view while savoring classic French dishes in a lively atmosphere.

For more information, contact our Customer Support Team at support@thesmbx.com

